December 12, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Lyn Shenk,

          Branch Chief

Re:	Tsakos Energy Navigation Limited

Form 20-F: For the Fiscal Year Ended December 31, 2013

Filed on April 11, 2014

File No. 001-31236

Dear Mr. Shenk,

Thank you for your letter of November 17, 2014 setting forth your comments relating to the Annual Report on Form 20-F of Tsakos Energy Navigation Limited (the “Company”), which was filed on April 11, 2014. Please find below your comments (in bold) and our response to each.

Comment 1

Item 5. Operating and Financial Review and Prospects, page 47

Critical Accounting Estimates, page 70

Impairment, page 71

We note that in developing estimates of future undiscounted net operating cash flows you utilize an estimated daily average hire rate per vessel category for your vessels’ unfixed days based on the most recent 10 year historical averages in addition to existing charter agreements for the fixed fleet days. Please explain to us why you believe it is appropriate to use 10 year historical averages in developing your projections for charter revenues and that such rates are representative of expected future rates relative to averages for shorter periods, especially in relation to actual rates for 2013 and 2014 and in light of your disclosures that (i) charter hire rates for oil product carriers have remained poor and low since the middle of 2010 which often results in rates well below break-even, (ii) charter rates for 29 of your vessels are on a variable basis or include a variable element, (iii) time charters for seven of your vessels may expire within six months if not extended and accordingly will be subject to prevailing rates existing at that time and (iv) vessel impairment charges were recorded in each of the last five years. Additionally, tell us how a sensitivity analysis using rates based on the most recent five and three year averages and the actual one year average rate for 2013 compares to your analysis performed using the 10 year averages and the effect of such shorter term rates on your impairment conclusion.

As the average age of the Company’s vessels, as of the end of 2013, was five years and therefore the remaining expected economic life of its vessels was approximately 20 years, Company management believes that performing its impairment test utilizing the 10-year historical average charter rate for similar vessels for unfixed days is most appropriate because the 10-year historical average, widely used in the shipping industry, is most likely to encompass the charter rate cycles that the Company’s fleet will experience over its remaining expected economic life. Charter rates are cyclical and can be volatile. The twenty year average remaining life of the Company’s fleet is likely to include several up and down rate cycles of varying lengths. For example, the period from January 2004 through December 2013 experienced charter rates that rose significantly above the average in four or five of those ten years, depending on vessel category, and, as indicated in your comment, rates (since 2008) that in other years fell below the average, reflecting the decline in the world economy. From January 1, 2014 to date rates have improved, rising significantly for most vessel classes in the Company’s fleet.

Using rolling average rates over short periods tends to capture a single cyclical peak or valley or a portion of such a rate movement and would be less meaningful for assets with economical lives four to twenty times longer. In either case, the effect would be a snapshot of charter rates that that would not be an accurate basis for assessing the value of an asset with a 25-year useful life.

As the recent, broad increase in charter rates suggests, using shorter periods would have presented a distorted picture of the vessels’ future earning capacity resulting in unwarranted impairment of young vessels with substantial remaining economic lives. Using average rates over shorter periods, which encompass only the downside years of the cycle, would have resulted in impairment, as of December 31, 2013, of 16 of the Company’s vessels using five year average rates, of 29 vessels using three year average rates and of 22 vessels using one year average rates. Since under GAAP impairment charges are not revised when market conditions improve, the consequence would have been to undervalue the Company’s vessels and understate depreciation expense, even as rates increase and the vessels’ earning capacity improves. In the Company’s twelve year public experience, investors and analysts generally appear to assign lesser significance to impairment charges and more significance to earnings that include depreciation charges.

As discussed above, the Company believes that the appropriate historical period to use as a benchmark for impairment testing of its vessels is the most recent 10 years, as such averages take into account the volatility and cyclicality of the market and the Company generally does not consider charter market rates over a short historical period to be a reliable indicator of the future revenues to be earned by its vessels or their potential impairment. Charter rates are, however, subject to change based on a variety of factors that the Company cannot control and charter rates over the last few years have been, on average, below their ten year historical average. As such, the Company will enhance its disclosure in future filings of its Annual Report on Form 20-F by setting forth a sensitivity analysis. The indicative additional disclosure the Company proposes to include is set forth below:

The Company would not record an impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent ten year historical average rates,

inflated annually by a 2.0% growth rate. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical ten year average. If as at December 31, 2013 and 2014, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates for one-year time charters without adjusting for inflation (or another growth assumption), the results would be the following:

	December 31, 2013		December 31, 2014
	Number of Vessels(*)	Amount (U.S. millions)(**)	Number of Vessels(*)	Amount (U.S. millions)(**)
5-year historical average rate
3-year historical average rate
1-year historical average rate

(*)	Number of vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that would not have been recovered.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will improve by any significant degree. Charter rates may remain at relatively low levels for some time, or decline, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Comment 2

Liquidity and Capital Resources, page 86

Please expand your disclosure to explain what you mean by “more effective management of payables and receivables” disclosed on page 87 in regard to the increase in net cash provided by operating activities for 2013 compared to 2012. Describe what this entails and how cash flow was directly impacted by your actions. In connection with this, please tell us the role your effective management of payables and receivable played in regard to the decrease in net cash provided by operating activities for the six months ended June 30, 2014 compared to the corresponding period of 2013 as reported in your Form 6-K filed on September 16, 2014 in which it appears there is a material negative impact to cash flows attributed to these items.

The reference to “more effective management of payables and receivables” was intended to mean firstly ensuring more prompt collection of revenue by communicating with customers who are behind on payments, or even those who are acting within terms, but are prepared to pay earlier than originally agreed for completed services. Secondly, it meant prioritizing and controlling the disbursement of cash by settling amounts payable by the last date due of payment terms or communicating with particular suppliers and agreeing a revised later settlement date. The prompt collection of receivables results in greater cash inflow within a given time frame. The deferment of settlement dates results in increased cash retention within the period. The result of both these actions is a greater amount of cash in hand at the end of the period than otherwise would have been available.

The Company employed tighter management of its payables and receivables as described above in 2013, when it was facing significant capital expenditure obligations and a soft charter market environment. In the first half of 2014, the tanker market improved relative to the prior year and the Company enjoyed a strengthened cash position. For the sake of maintaining the existing excellent relations with suppliers and clients, and without jeopardizing its ability to fund its capital expenditure obligations, the Company was now able to comfortably reduce its payables, hence the significant drop in outstanding payables as at June 30, 2014, and to ease off on requests to those customers already paying within accepted terms to accelerate payments, which resulted in higher receivables at such date. Accordingly, the Company’s management of payables and receivables made a significant contribution to net cash from operations in 2013, but did not, nor was it necessary for it to, make a significant contribution to net cash from operations in the first half of 2014, when such activities more resembled ordinary course operations. The Company believes that within the different respective environments, such actions did clearly demonstrate effective management of payables and receivables in both periods.

Although the Company believes that investors will understand the intended meaning of the phrase “more effective management of payables and receivables”, the Company nevertheless will clarify this or similar references and address changes in these items in future filings to the extent applicable.

*****

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Paul Durham
Paul Durham
Chief Financial Officer and
Chief Accounting Officer

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